UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-34982

E-Commerce China Dangdang Inc.

21/F, Jing An Center
No. 8 North Third Ring Road East
Chaoyang District, Beijing 100028

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒        Form 40-F       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-COMMERCE CHINA DANGDANG INC.

By	:	/s/ Peggy Yu Yu
Name	:	Peggy Yu Yu
Title	:	Executive Chairwoman

Date: May 31, 2016

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EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1 –	Press Release

Exhibit 99.2 –	Agreement and Plan of Merger among Dangdang Holding Company Limited, Dangdang Merger Company Limited and E-Commerce China Dangdang Inc., dated as of May 28, 2016

Exhibit 99.3 –	Limited Guarantee by Peggy Yu Yu and Guoqing Li in favor of E-Commerce China Dangdang Inc., dated as of May 28, 2016

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